March 13, 2007
Mr. Michael Moran
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Office Depot, Inc. Form 10-K for the Fiscal Year Ended December 30, 2006 Filed February 14, 2007 File Number 1-10948
Dear Mr. Moran:
This letter responds to your letter to our Chairman and Chief Executive Officer dated February 27, 2007.
We have reproduced below your numbered comments, followed by our response on behalf of Office Depot, Inc. (the “Company”).
Form 10-K for the Fiscal Year Ended December 30, 2006
General
1.	Where a comment below requests additional disclosures to be included, please show us in your supplemental response what the revised disclosures will look like. These additional disclosures should be included in your future filings.
Company response:
We have provided sample disclosure in our response to items 2 and 3 that we would expect to include in future Form 10-K filings. The actual language of our disclosure will be based on the relevant facts at the time of filing.
Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note A — Summary of Significant Accounting Policies
Advertising, page 44
Vendor Arrangements, page 44
2.	We note from your disclosure that you receive certain vendor allowances and credits in connection with the sale and promotion of certain vendor products through cooperative advertising and marketing programs. In this regard, please tell us and disclose the amount of
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cooperative advertising reimbursements that maybe netted against gross advertising expense. In addition, we believe you should also include in your revised footnote disclosure the following additional information:
•	the number of vendors with whom you have reimbursement agreements;

•	the terms (length of time) and conditions of the agreements;

•	whether or not management would continue to incur the same level of advertising expenditures if vendors discontinued their support;

•	if management cannot represent that they will continue to incur similar levels of advertising expenditures in the absence of these vendor agreements, please discuss in management’s discussion and analysis that reductions in the current level of advertising expenditures may adversely affect revenues; and

•	the dollar amount of the excess reimbursements, if any, over costs incurred that are recorded as a reduction of cost of sales.
Please refer to EITF 02-16 and paragraph .49 of SOP 93-7. Please show us in your supplemental response what your revised disclosures will look like.
Company response:
We will modify our disclosures as indicated below to eliminate the reference to cooperative advertising arrangements until such time as we qualify for the offsetting of advertising expense as provided for in EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. For fiscal year 2006, no consideration received from a vendor was used to offset advertising expense.
In developing our accounting and reporting for vendor arrangements, we relied on the guidance in paragraph 4 of EITF 02-16 which states in part that “...cash consideration received by a customer from a vendor is presumed to be a reduction of the prices of the vendor’s products or services and should, therefore, be characterized as a reduction of cost of sales when recognized in the customer’s income statement.”
Paragraph 6 of EITF 02-16 indicates that this presumption can be overcome if the consideration is a reimbursement for a specific, incremental, identifiable cost incurred by the customer in selling the vendor’s products or services. Historically, we have analyzed both our typical vendor arrangements and the cost of the infrastructure necessary to substantiate that consideration received from our vendors meets the restrictive offsetting criteria and concluded that we could not overcome the paragraph 4 presumption. Accordingly, we treat all cash consideration received from our vendors as a reduction in the cost of their products or services and characterize such consideration as a reduction in cost of sales when recognized in the income statement.
In response to your specific questions:
•	worldwide we have over 2,500 arrangements with vendors that provide us with cash consideration covered by EITF 02-16;

•	our typical vendor arrangements are for one year and cover volume rebate thresholds, general advertising and promotional support levels, as well as terms for payment and other administrative matters;

•	our advertising expenditures are established based on our overall marketing commitments that are influenced by factors such as the number of store openings, the number and content of our catalogs, sales trends in our business, competitive responses, product launches, and seasonal promotions (e.g., back-to-school and back-to-business). Advertising expenditures flex throughout the year in response to market conditions. While annual advertising expenditures are influenced by vendor participation, that is only a minor factor in our spending considerations and vendor participation is generally set based on the yearly renewal arrangements;
•	while it is possible that vendor arrangements could change over time, we do not anticipate a scenario whereby vendor advertising support would be reduced in the short term without a corresponding reduction in product cost. However, we will insert the following in our future discussion of Vendor Arrangements in the Critical Accounting Policies section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations:
Agreements reached with vendors generally cover one year, but vendor programs can change between years. While there are long-standing volume and pricing conventions, such program arrangements are regularly renegotiated, and as such, are subject to change. If, in future periods, these vendor program arrangements were materially less beneficial to us, we would take actions to mitigate these impacts, but our response would need to consider then-current market conditions. In spite of such actions, sales volume or profitability could be negatively impacted.
We have previously included reference to cooperative advertising arrangements in our disclosures because that terminology is common in the industry. However, to avoid confusion that might suggest that general cooperative advertising arrangements have met the restrictive provisions for offsetting specified in EITF 02-16, we will restrict that terminology in future filings. Based on the arrangements and infrastructure that currently exists, we would disclose the following with regard to Vendor Arrangements and Advertising (in accordance with paragraph .49 of SOP 93-7):
Vendor Arrangements: We enter into arrangements with substantially all of our significant vendors that provide for some form of consideration to be received from the vendors. Arrangements vary, but generally specify volume rebate thresholds, advertising and support levels, as well as terms for payment and other administrative matters. The volume-based rebates, supported by a vendor agreement, are estimated throughout the year and reduce the cost of inventory and cost of goods sold during the year. This estimate is regularly monitored and adjusted for current or anticipated changes in purchase levels and for sales activity. Other promotional consideration received is event-based or general support and is recognized as a reduction of cost of goods sold or inventory, as appropriate based on the type of promotion and the agreement with the vendor.
Advertising: Advertising costs are charged either to expense when incurred or, in the case of direct marketing advertising, capitalized and amortized in proportion to the related revenues over the estimated life of the material which range from months to up to one year.
Advertising expense recognized was $[ ] million in 2007, $575.3 million in 2006 and $549.6 million in 2005. Prepaid and deferred advertising costs were $[ ] million and $[ ] million at December 29, 2007 and December 30, 2006, respectively.

If vendor arrangements in future periods become more specific and we begin to meet the offsetting provisions, we will modify the disclosure accordingly.
Item 9A — Controls and Procedures
Disclosure Controls and Procedures, page 28
3.	We note your disclosure that the Chief Financial Officer and Chief Executive Officer concluded that your disclosure controls and procedures are effective for the purpose of ensuring that “material information” required to be included in your periodic reports. Your use of the phrase “material information” could be interpreted as being restrictive and does not comply with Item 307 of Regulation S-K. In this regard, please confirm to us and revise your disclosure to state that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosures. See Exchange Act
Rule 13a-15(e).
Company response:
We will delete the word “material” from our future disclosures. We confirm that our officers concluded without reservation that our disclosure controls and procedures were effective at the date of our Form 10-K filing. We expect to provide the following disclosure in future Form 10-K filings:
Item 9A. Controls and Procedures.
Disclosure Controls and Procedures
The company’s management, with the participation of the company’s Chief Financial Officer and the company’s Chief Executive Officer, has evaluated the effectiveness of the company’s disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of the end of the period covered by this report. Based on that evaluation, these officers have concluded that the corporation’s disclosure controls and procedures are effective for the purpose of ensuring that information required to be in this report is made known to them by others on a timely basis and that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure.

The undersigned, on behalf of the Company, acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or comments on the material provided, please contact me or Jennifer Moline, Sr. Vice President and Controller.
Sincerely,
/s/ Patricia McKay
Patricia McKay
Executive Vice President and Chief Financial Officer

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